UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IDI, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

44938L108

(CUSIP Number)

Joshua B. Weingard, Esq.

IDI, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Ryan Schulke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,853,900
	8.	SHARED VOTING POWER 2,000,000(1)
	9.	SOLE DISPOSITIVE POWER 5,853,900
	10.	SHARED DISPOSITIVE POWER 2,000,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,853,900(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 2,000,000 shares of the Company’s common stock which may be deemed held by the Reporting Person indirectly as a result of the Reporting Person’s membership in RSMC Partners, LLC (“RSMC”). The Reporting Person disclaims beneficial ownership of the shares held by RSMC except to the extent of any pecuniary interest in such shares.
(2)	Excludes shares held by (i) any of the Separately Filing Group Members (as defined below) and (ii) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which the Reporting Person disclaims beneficial ownership.
(3)	Based on 39,211,586 shares of the Company’s common stock outstanding as of February 22, 2016.

CUSIP No. 44938L108	Page 3 of 7

Item 1.	Security and Issuer.

This Schedule 13D is filed by Ryan Schulke (the “Reporting Person”) with respect to shares of common stock, par value $0.0005 per share, of IDI, Inc., a Delaware corporation (the “Issuer”), formerly known as Tiger Media, Inc. and SearchMedia Holdings Limited, both successors to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the Reporting Person, an individual residing in the State of New York. The Reporting Person is a party to the Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and the Issuer, effective as of December 8, 2015, which agreement contains, among other things, certain voting agreements and limitations on the transfer of shares of Common Stock held by the parties to such agreement (the “Stockholders’ Agreement”). As a result, the Reporting Person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and (i) Frost Gamma Investments Trust (“Frost Gamma”), Dr. Phillip Frost, as trustee of Frost Gamma and (ii) Matthew Conlin (collectively, the “Separately Filing Group Members”). It is the understanding of the Reporting Person that the Separately Filing Group Members are each filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

The principal business address of the Reporting Person is 33 Whitehall Street, 15th Floor, New York, NY 10004. The Reporting Person’s principal occupation is President of Fluent, LLC, a leader in people-based digital marketing and customer acquisition, incorporated in the State of Delaware and a wholly-owned subsidiary of the Issuer. The Reporting Person is a United States citizen.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 16, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Fluent Acquisition I, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), Fluent Acquisition II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Co”), Fluent, Inc., a Delaware corporation (“Fluent”) the sellers of the Issuer (“Sellers”), and the Reporting Person, as the representative of each Seller. The Issuer, Merger Sub, Merger Co, Fluent, the Sellers, and the Reporting Person are sometimes referred to herein collectively as the “Parties” and each individually as a “Party.”

The Parties completed the Acquisition (as defined below) (the “Closing”) on December 9, 2015 to be effective as of December 8, 2015 (the “Effective Time”). At the Closing, Merger Sub merged with and into Fluent, with Fluent as the surviving entity (the “Initial Merger”). Following consummation of the Merger, the Issuer caused Fluent to consummate a subsequent merger (the “Subsequent Merger”), and together with the Initial Merger, (the “Acquisition”) with Merger Co, with Merger Co as the surviving entity. Immediately following the Subsequent Merger, Merger Co. changed its name to “Fluent, LLC” (“Fluent LLC”).

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As consideration for the Acquisition, at Closing, Sellers received from the Issuer:

1.	$100.0 million in cash, inclusive of working capital adjustments, held back escrow and reserve amounts and certain payments as set forth in the Merger Agreement of which $1.0 million was held back in connection with any applicable working capital adjustments and $2.0 million was held back in connection with Sellers’ indemnification obligations under the Merger Agreement, and

2.	300,037 shares of the Issuer’s Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred”). Each share of Series B Preferred has automatically converted into 50 shares of the Issuer’s common stock, par value $0.0005 (the “Common Stock,” and such shares of Common Stock, the “Conversion Shares”), on February 22, 2016.

As consideration for the Acquisition, at Closing, the Reporting Person received from the Issuer 156,544 shares of the Issuer’s Series B Preferred, which converted into 7,827,200 shares of Common Stock on February 22, 2016.

As of the Effective Time, the Issuer increased the board of directors to nine members, and Sellers, by majority vote, designated the Reporting Person and another director to the Issuer’s board of directors.

As of the Effective Time, in connection with the Merger, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), with Sellers (including the Reporting Person) and Frost Gamma, James Reilly, Derek Dubner, Marlin Capital Investments, LLC, and Michael Brauser, solely in their respective capacities as principal stockholders of the Issuer, pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of each party’s duly approved nominees for the Issuer’s board of directors.

On January 20, 2016, the Reporting Person and Matthew Conlin formed RSMC Partners, LLC (“RSMC”) and entered into the RSMC Limited Liability Company Agreement (the “RSMC Agreement”) as members. Pursuant to the RSMC Agreement, the Reporting Person contributed 40,000 shares of his Series B Preferred Stock (the “Contributed Shares”) in exchange for 2,000,000 Class A Units of RSMC, which represents all of the outstanding Class A Units of RSMC, and 500 Class B Units of RSMC, which represents half of the outstanding Class B Units of RSMC. Matthew Conlin received the other half of the Class B Units of RSMC upon RSMC’s formation.

Pursuant to the RSMC Agreement, distributions are made first to the Reporting Person until the Reporting Person has received aggregate distributions equal to the value of the Contributed Shares on the contribution date. The balance of any distributions are made to the Class B Unit holders pro rata. Under the RSMC Agreement, the Reporting Person may not sell or otherwise transfer any Contributed Shares (and underlying Common Stock) without prior unanimous consent of RSMC’s members.

Each of the Contributed Shares has automatically converted into 50 shares of the Issuer’s Common Stock on February 22, 2016. The Contributed Shares may be deemed held by the Reporting Person indirectly as a result of the Reporting Person’s membership in RSMC. The Reporting Person disclaims beneficial ownership of the shares held by RSMC except to the extent of any pecuniary interest in such shares. The RSMC Agreement is attached as Exhibit 99.4 hereto.

CUSIP No. 44938L108	Page 5 of 7

Item 4.	Purpose of Transaction.

The information regarding the Acquisition in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 7,853,900 shares of Common Stock of the Issuer, representing 20.0% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 39,211,586 shares of Common Stock outstanding as of February 22, 2016. The number of shares and percentage of beneficial ownership set forth in this Item 5(a) does not include (i) the additional 900,108 shares of Common Stock of the Issuer and (ii) 1,800,220 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share of the Issuer that serves as an earn out to the extent certain revenue targets are achieved as set forth in the Merger Agreement and Plan of Reorganization (“TBO Merger Agreement”) by and among the Issuer, The Best One, Inc. (“TBO”), TBO Acquisition, LLC, a direct wholly owned subsidiary of the Issuer, and Derek Dubner, solely in his capacity as representative of the TBO shareholders, dated December 14, 2014, as amended.

The Reporting Person and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly the Reporting Person and the Separately Filing Group Members may collectively beneficially own 66.9% of the 39,211,586 shares of Common Stock outstanding. Shares of Common Stock listed as beneficially owned by the Reporting Person excludes (i) shares of Common Stock held by any of the Separately Filing Group Members and (ii) any other stockholder party to the Stockholders’ Agreement not filing a Schedule 13D, as to which the Reporting Persons disclaim beneficial ownership.

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Person during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

On January 11, 2016, the Reporting Person purchased an aggregate of 20,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $5.63 to $5.90, with a weighted average price per share of $5.8118.

On January 28, 2016, the Reporting Person purchased an aggregate of 6,700 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.41 to $4.80, with a weighted average price per share of $4.613.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. 44938L108	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

At the Effective Time, in connection with the Merger, the Issuer entered into the Stockholders’ Agreement with Sellers (including the Reporting Person) and Frost Gamma, James Reilly, Derek Dubner, Marlin Capital Investments, LLC, and Michael Brauser, solely in their respective capacities as principal stockholders of the Issuer, pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of each party’s duly approved nominees for the Issuer’s board of directors. In addition, the Issuer was required to obtain the consent of the Sellers holding a majority of the Series B Preferred held by all Sellers before effecting certain capital transactions of the Issuer or taking certain compensation action with respect to certain employees of Fluent until such time that the Conversion Shares were issued.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Merger dated as of November 16, 2015, by and among IDI, Inc., Fluent, Inc., the existing stockholders of Fluent, Inc., Fluent Acquisition I, Inc., Fluent Acquisition II, LLC and Ryan Schulke, solely in his capacity as representative of Sellers (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed November 19, 2015).

Exhibit 99.2	Amendment No. 1 to Agreement and Plan of Merger dated December 8, 2015, by and among IDI, Inc., Fluent, Inc., the existing stockholders of Fluent, Inc., Fluent Acquisition I, Inc., Fluent Acquisition II, LLC and Ryan Schulke, solely in his capacity as representative of Sellers (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed December 10, 2015).

Exhibit 99.3	Stockholders’ Agreement, dated as of December 8, 2015, by and among IDI, Inc., the former stockholders of Fluent, Inc., Frost Gamma Investments Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC and Michael Brauser (incorporated by reference to Exhibit 4.8 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2015).

Exhibit 99.4	Limited Liability Company Agreement of RSMC Partners, LLC, dated and effective as of January 20, 2016, by and between Ryan Schulke and Matthew Conlin.

CUSIP No. 44938L108	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2016	By:	/s/ Ryan Schulke
Ryan Schulke